THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE AND HAVE BEEN ISSUED IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE 1933 ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY AND THE SECURITIES INTO WHICH THIS SECURITY IS CONVERTIBLE SHALL NOT TRADE SUCH SECURITIES BEFORE JULY 9, 2016 OR BEFORE SEPTEMBER 9, 2016, AS DETERMINED BY THE JURISDICTION OF RESIDENCE OF THE HOLDER.

FORM OF SECURED CONVERTIBLE DEBENTURE AND SECURITY AGREEMENT

Issue Date: March 8, 2016

FOR VALUE RECEIVED, LEXARIA CORP. (the “Company”) promises to pay to _____________________ or its registered assigns (the “Holder”), the principal sum of _____________________________ (US$__________) in lawful currency of the United States of America (the “Principal Amount”) on or before August 31, 2020 (the “Maturity Date”), subject to the terms and conditions hereof. This Debenture shall bear interest calculated per annum at the Interest Rate (as defined herein).

This Debenture is subject to the following additional terms and conditions:

1.	Definitions

1.1

For the purposes hereof, in addition to the terms defined elsewhere in this Debenture: (i) capitalized terms not otherwise defined herein have the meanings given to such terms in the Subscription Agreement (as defined herein), and (ii) the following terms shall have the following meanings:

(a)

“Business Day” means any day except Saturday, Sunday and any day which shall be a statutory holiday in the province of British Columbia or a day on which banking institutions in the province of British Columbia are authorized or required by law or other government action to close;

	(b)	“Common Shares” means the common shares in the capital of the Company and shares of any other class into which such Common Shares may hereafter have been reclassified or changed;

	(c)	“Conversion Date” has the meaning ascribed thereto in Section 5.2 hereof;

(d)

“Conversion Price” means (i) US$0.12 per Conversion Share at any time prior to August 31, 2016 (ii) US$0.15 per Conversion Share at any time prior to August 31, 2017; (iii) US$0.20 per Conversion Share at any time prior to August 31, 2018 or, at the sole option of the Holder, a price equal to a 20% discount to the 10-day average closing price of the Common Shares on the Exchange prior to the date of conversion and adjusted for the applicable US dollar to Canadian dollar exchange rate on the last Business Day preceding the date of conversion (the “Average Price”) provided that the Average Price is less than US$0.20 and provided further that the Conversion Price shall not be less than US$0.15; (iv) US$0.25 per Conversion Share at any time prior to August 31, 2019 or, at the sole option of the Holder, the Average Price provided that the Average Price is less than US$0.25 and provided further that the Conversion Price shall not be less than US$0.15; and (v) US$0.30 per Conversion Share at any time prior to August 31, 2020 or, at the sole option of the Holder, the Average Price provided that the Average Price is less than US$0.30 and provided further that the Conversion Price shall not be less than US$0.15;

	(e)	“Conversion Share” means a Common Share issuable upon conversion of the Principal Amount and any accrued but unpaid interest thereon;

	(f)	“Debenture” means this redeemable secured convertible debenture;

	(g)	“Debentures” has the meaning ascribed thereto in Section 5.2 hereof;

	(h)	“Exchange” means the Canadian Securities Exchange;

	(i)	“Exchange Policy 1” means Policy 1 – Interpretation of the Exchange;

	(j)	“Interest Rate” means 10% per annum;

	(k)	“Issue Date” means March 8, 2016;

	(l)	“Person” means a corporation, association, partnership, organization, business, individual, government or political subdivision thereof;

	(m)	“Principal Amount” means the principal amount as may be due and owing by the Company to the Holder from time to time under this Debenture;

	(n)	“PPSA” has the meaning ascribed thereto in Section 9.1;

	(o)	“Redemption Amount” has the meaning ascribed thereto in Section 7;

	(p)	“Redemption Date” has the meaning ascribed thereto in Section 7;

	(q)	“Redemption Notice” has the meaning ascribed thereto in Section 7;

(r)

“Redemption Price” means, in respect of a Debenture, an amount equal to 1.025 times the principal amount thereof plus accrued and unpaid interest up to, but excluding, the Redemption Date fixed for the Debenture;

(s)

“Subscription Agreement” means the Subscription Agreement, dated as of February 12, 2016, to which the Company and the Holder are parties and pursuant to which the Holder agreed to purchase this Debenture;

(t)

“Trading Day” means a day on which the Common Shares are traded on the Exchange or other trading market on which the Common Shares are then listed or quoted, provided that, in the event that the Common Shares are not listed or quoted, then Trading Day shall mean a Business Day; and

	(u)	“UCC” has the meaning ascribed thereto in Section 9.1.

1.2	Unless otherwise provided, all dollar amounts referred to in this Debenture are in lawful money of the USA.

2.	Subscription Agreement

2.1

This Debenture has been issued pursuant to the Subscription Agreement, is subject in all respects to the terms of the Subscription Agreement, and incorporates the terms of the Subscription Agreement to the extent that they do not conflict with the terms of this Debenture. This Debenture may not be transferred or exchanged without the prior written consent of the Company and then only in compliance with applicable securities laws and regulations.

3.	Term

The term (the "Term") of this Debenture shall be for the period commencing on the Issue Date and ending on the Maturity Date. Subject to (a) acceleration following an Event of Default (as defined in Section 10 hereof) hereunder by the Company in accordance with the terms herein, (b) the Company's right to redeem this Debenture in accordance with Section 7 below, or (c) the Holder's right to convert this Debenture in accordance with Section 5 below, this Debenture (as to any and all outstanding Principal and accrued and unpaid interest) shall be repaid in full by the Company to the Holder at the end of the Term on the Maturity Date.

4.	Interest

4.1

The Principal Amount shall bear simple interest during the Term at the Interest Rate. Such interest will be calculated quarterly, in arrears and not in advance, on the basis of a year of 365 days and payable in equal (with the exception of the first interest payment which will include interest from and including the Issue Date) quarterly payments in arrears due and payable 15 days after the following dates (the “Payment Record Dates”) or the next Business Day if such interest payment date does not fall on a Business Day, as follows: February 28, May 31, August 31 and November 30 in each year, the first such Payment Record Date being May 31, 2016 and the last such Payment Record Date (representing interest payable from the last Payment Record Date to, but excluding, the Maturity Date of the Debenture to be August 31, 2020.

5.	Conversion

5.1

At any time after the Issue Date until the Maturity Date, and provided that this Debenture is then outstanding, the Principal Amount then outstanding and any accrued but unpaid interest thereon may be converted into Conversion Shares at the option of the Holder, in whole or in part, at any time and from time to time. The Holder shall convert a minimum of $10,000 of the Principal Amount for any conversion, unless there is less than $10,000 of the Principal Amount then outstanding.

5.2

The Holder shall effect conversions by delivering to the Company a duly completed and executed Notice of Conversion in the form attached hereto as Appendix A (a “Notice of Conversion”), specifying the aggregate amount of the Principal Amount and any accrued but unpaid interest thereon to be converted and the date on which such conversion is to be effected (a “Conversion Date”), which date shall not be more than ten (10) days following the date of delivery of the Notice of Conversion. If no Conversion Date is specified in a Notice of Conversion, the Conversion Date shall be the date that is five (5) Business Days following the date of delivery of the Notice of Conversion. To effect conversions hereunder, the Holder shall not be required to physically surrender the Debenture to the Company unless the entire Principal Amount has been converted.

5.3

Any conversions hereunder shall have the effect of lowering the outstanding Principal Amount in an amount equal to the applicable amount of the Principal Amount being converted. The Holder and the Company shall maintain records showing all Principal Amounts converted and the date of such conversions. The Company shall deliver any objection to any Notice of Conversion within five (5) Business Days of receipt of such notice. The Holder, by acceptance of this Debenture, acknowledges and agrees that, following conversion of a portion of this Debenture, the unpaid and unconverted Principal Amount may be less than the amount stated on the face hereof.

5.4

The number of Conversion Shares issuable upon any conversion shall be determined by the quotient obtained by dividing (x) by (y) where (x) is equal to the amount of the Principal Amount and any accrued but unpaid interest thereon to be converted and (y) is the Conversion Price.

5.5

Not later than ten (10) Trading Days after any Conversion Date, the Company will deliver to the Holder a certificate representing the number of Conversion Shares being issued, which certificate shall bear such restrictive legends and trading restrictions as are required by applicable laws and by the Exchange.

5.6

If the Company shall at any time or from time to time, while any Principal Amount is still outstanding, effect a subdivision or consolidation of the outstanding Common Shares, the Conversion Price in effect immediately before a subdivision shall be proportionately decreased, and, conversely, the Conversion Price in effect immediately before a consolidation shall be proportionately increased. Any adjustment under this Section 5.6 shall become effective at the close of business on the date the subdivision or consolidation becomes effective.

5.7

If the Company at any time or from time to time while this Debenture is outstanding, issues, or fixes a record date for the determination of holders of Common Shares entitled to receive, a dividend or other distribution payable solely in Common Shares, the Conversion Price that is then in effect shall be decreased as of the time of such issuance or, in the event such record date is fixed, as of the close of business on such record date, by multiplying the Conversion Price by a fraction (i) the numerator of which is the total number of Common Shares issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and (ii) the denominator of which is the sum of the total number of Common Shares issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of Common Shares issuable in payment of such dividend or distribution; provided, however, that if such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefore, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this Section 5.7 to reflect the actual payment of such dividend or distribution.

5.8

If at any time while this Debenture is outstanding, (i) the Company effects any merger or combination of the Company with or into another entity, (ii) the Company effects any sale of all or substantially all of its assets in one or more transactions, (iii) any tender offer or exchange offer (whether by the Company or another entity) is completed pursuant to which holders of Common Shares are permitted to tender or exchange their Common Shares for other securities, cash or property, or (iv) the Company effects any reclassification or recapitalization of the Common Shares or any compulsory share exchange pursuant to which the Common Shares are effectively converted into or exchanged for other securities, cash or property (other than a subdivision, consolidation or dividend provided for elsewhere in this Section 5) (in any such case, a “Fundamental Change”), then, upon any subsequent conversion of this Debenture, the Holder shall have the right to receive, for each Conversion Share that would have been issuable upon such conversion absent such Fundamental Change, the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Change if it had been, immediately prior to such Fundamental Change, the holder of one Common Share (the “Alternate Consideration”). If holders of Common Shares are given any choice as to the securities, cash or property to be received in a Fundamental Change, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any conversion of this Debenture following such Fundamental Change. In the event of a Fundamental Change, the Company or the successor or purchasing entity, as the case may be, shall execute with the Holder a written agreement providing that:

	(a)	this Debenture shall thereafter entitle the Holder to purchase the Alternate Consideration; and

(b)

in the case of any such successor or purchasing entity, upon such consolidation, merger, statutory exchange, combination, sale or conveyance, such successor or purchasing entity shall be jointly and severally liable with the Company for the performance of all of the Company’s obligations under this Debenture and the Subscription Agreement entered into in connection with the issuance of this Debenture.

5.9

If, in the case of any Fundamental Change, the Alternate Consideration includes shares, other securities, other property or assets of an entity other than the Company or any such successor or purchasing entity, as the case may be, then such written agreement shall also be executed by such other entity and shall contain such additional provisions to protect the interests of the Holder as the board of directors of the Company shall reasonably consider necessary by reason of the foregoing. At the Holder’s request, any successor to the Company or surviving entity in such Fundamental Change shall issue to the Holder a new Debenture consistent with the foregoing provisions and evidencing the Holder’s right to convert such Debenture into Alternate Consideration. The terms of any agreement pursuant to which a Fundamental Change is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this Section 5 and insuring that this Debenture (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Change.

5.10

The Company covenants that it will at all times reserve and keep available out of its authorized and unissued Common Shares, Conversion Shares for the purpose of issuance upon conversion of the Debenture, free from pre-emptive rights or any other actual contingent purchase rights of Persons other than the Holder, not less than such number of Conversion Shares as shall be issuable upon the conversion of the Principal Amount and accrued but unpaid interest thereon. The Company covenants that all Conversion Shares that shall be so issuable shall, upon issue, be duly and validly authorized, issued and fully paid and non-assessable.

5.11

Upon a conversion hereunder, the Company shall not be required to issue share certificates representing fractions of Conversion Shares, and the Company shall be entitled to round the number of Conversion Shares down to the nearest whole number. The Holder agrees to waive any rights or entitlements to fractional Conversion Shares that the Holder may have in connection with a conversion hereunder.

5.12

In each case of an adjustment or readjustment of the Conversion Price for the number of Conversion Shares issuable upon conversion of this Debenture, the Company, at its own expense, shall cause its Secretary or other officer as directed by the board of directors of the Company to compute such adjustment or readjustment in accordance with the provisions hereof and prepare a certificate showing such adjustment or readjustment, and shall deliver such certificate to the Holder in accordance with Section 11. The certificate shall set forth such adjustment or readjustment, showing in detail the facts upon which such adjustment or readjustment is based. No adjustment in the Conversion Price shall be required to be made unless it would result in an increase or decrease of at least one cent, but any adjustments not made because of this sentence shall be carried forward and taken into account in any subsequent adjustment otherwise required hereunder.

6.	Limitations on Conversion

6.1

The Holder shall not have the right to convert any portion of the Principal Amount plus any accrued but unpaid interest thereon pursuant to the terms and conditions of this Debenture to the extent that, after giving effect to such conversion, the Holder (together with the Holder’s affiliated entities (as defined in Exchange Policy 1) and Persons acting jointly or in concert with such Persons (together, the “Joint Actors”)) would beneficially own in excess of 9.9% (the “Maximum Percentage”) of the number of Common Shares outstanding immediately after giving effect to such conversion on a diluted basis, assuming the conversion of all securities of the Joint Actors which are convertible into Common Shares within sixty (60) days from the proposed Conversion Date, including without limitation, the Conversion Shares issuable upon conversion of this Debenture.

7.	Redemption

7.1	This Debenture is redeemable at the option of the Company (the "Right of Redemption"), in part or in full (the "Redemption Amount"), at any time during the Term at the Redemption Price.

7.2

This Debenture is one of several 10% redeemable convertible secured debentures issued by the Company on the Issue Date in an aggregate principal amount of $____________________________(collectively, the "Debentures"), each of which is in substantially the same form as this Debenture, and bears interest in accordance with Section 4.

7.3

In order to exercise its Right of Redemption, the Company must provide the Holder with written notice on a date that is at least fifteen (15) calendar days prior to the day when this Debenture is to be redeemed (the "Redemption Date"). On the Redemption Date, the Company shall pay the Holder the Redemption Amount together with any accrued and unpaid interest thereon, unless the Holder provides the Company with an executed copy of a Notice of Conversion not later than seven (7) calendar days prior to the Redemption Date indicating that the Holder has elected to convert the Debenture in accordance with the provisions of Section 5 hereof. The Holder agrees not to sell, directly or indirectly, any Common Shares during the five (5) Trading Days immediately preceding the Redemption Date.

7.4

Notice of the exercise of the Right of Redemption by the Company (the "Notice of Exercise of the Right of Redemption") shall be made in writing by the Company to the Holder and the Company shall also issue a news release using its usual method of generally disclosing material information. The Notice of Exercise of the Right of Redemption and the press release shall announce: (i) the exercise of the Right of Redemption, (ii) the last day the Company will accept a Conversion Notice, and (iii) the Redemption Date. Holders will be deemed to have received the Notice of Exercise of the Right of Redemption on the date the press release announcing the exercise of the Right of Redemption is issued by the Company.

8.	Debentures to Rank Pari Passu

8.1

All of the Debentures shall rank equally and rateably without discrimination, preference or priority with one another. The ranking of the Debentures set out in this Section 8 shall apply in all events and circumstances regardless of the date of any advances made to the Company by Holders. The provisions of this Debenture shall be binding on the Company, the Holder and all persons claiming through or under them and any such persons shall be deemed to have notice of these provisions.

9.	Security Agreement

9.1

In consideration of the debt evidenced hereby, and as continuing security for the due payment of the Principal and interest and all other money from time to time owing pursuant to this Debenture (the "Obligations"), the Company hereby grants to the Holder a continuing security interest (the "Security Interest") in and to the Company's interest in food production equipment; food inventories; US provisional patent application #62010601, with electronic filings system ID 19273132 and receipt date of June 11, 2014; and US provisional patent application #62037706, with electronic filings system ID 19876452 and receipt date of August 12, 2014; and US provisional patent application #62161324, with confirmation #8427 and receipt date of May 14, 2015, any remaining net proceeds from the issuance of this Debenture not expended in the Company's operations at the relevant time. For greater certainty, the Security Interest does not extend to any other of the Company's property and assets, real and personal, movable and immovable, tangible and intangible, of every nature and kind whatsoever, wherever situate, both present and future. The Company and the Holder hereby acknowledge that (i) value has been given; and (ii) they have not agreed to postpone the time of attachment of the Security Interest. The Company hereby acknowledges receiving a copy of this Debenture and consents to the registration by the Holder of the Security Interest pursuant to the Personal Property Security Act (British Columbia) (the "PPSA") and the Uniform Commercial Code (the "UCC"). The Holder will register the Security Interest pursuant to the PPSA and/or the UCC and will, forthwith upon effecting such registration, provide a copy of such registration to the Company. The Company waives any right to receipt of a copy of such registration prior to or concurrently with the issuance of this Debenture. The Holder will take all necessary actions to terminate the Security Interest and discharge all registrations made with respect to the Security Interest upon the payment or conversion of the Debenture in accordance with the terms hereof.

10.	Events of Default

10.1

The Obligations owing hereunder are immediately payable, and all rights and remedies hereby conferred or conferred under the PPSA and/or the UCC shall become immediately enforceable, in each of the following events (each an "Event of Default"):

(a)

the Company failing to pay any Principal Amount or interest payment hereof on the due date hereunder and such failure continuing for thirty (30) days after written notice thereof is delivered to the Company;

(b)

the Company failing to observe or perform any other covenant or agreement contained in this Debenture or the Subscription Agreement which failure is not cured, if possible to cure, within thirty (30) calendar days after notice of such default is sent by the Holder to the Company;

(c)

the loss by the Security Interest of its status as a valid and perfected security interest, if the Company has failed to remedy such default within the earlier of thirty (30) calendar days from the date: (i) it becomes aware, using reasonable due diligence of such default; and (ii) the Holder delivers written notice of the default to the Company;

(d)

the Company (i) applying for or consenting to the appointment of a receiver, trustee, liquidator or custodian of itself or of all or a substantial part of its property, (ii) being unable, or admitting in writing its inability, to pay its debts generally as they mature, (iii) making a general assignment for the benefit of its or any of its creditors, (iv) being dissolved or liquidated in full or in part (v) commencing a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or consenting to any such relief or to the appointment of or taking possession of its property by any official in an involuntary case or other proceeding commenced against it, or (vi) taking any action for the purpose of effecting any of the foregoing; and

(e)

proceedings for the appointment of a receiver, trustee, liquidator or custodian of the Company or of all or a substantial part of the property thereof, or an involuntary case or other proceedings seeking liquidation, reorganization or other relief with respect to the Company or the debts thereof under any bankruptcy, insolvency or other similar law now or hereafter in effect being commenced and an order for relief entered or such proceeding is not dismissed or discharged within thirty (30) days of commencement.

10.2

The Holder may waive default or any breach by the Company of any of the provisions contained in this Debenture. No waiver extends to a subsequent breach or default, whether or not such subsequent breach or default is the same as or similar to the breach or default waived, and no act or omission of the Holder extends to or is be taken in any manner to affect any subsequent breach or default of the Company or the rights of the Holder resulting therefrom. Any such waiver must be in writing and signed by the Holder to be effective.

11.	Notices

11.1

Any notice required or permitted to be given to the Company or the Holder will be in writing and may be given by prepaid registered post, electronic facsimile transmission or other means of electronic communication capable of producing a printed copy to the address of the party set forth below or such other address as such party may specify by notice in writing to the other party, and any such notice will be deemed to have been given and received by the party to whom it was addressed if mailed, on the third day following the mailing thereof, if by facsimile or other electronic communication, on the date sent, or, if delivered, on delivery; but if at the time of mailing or between the time of mailing and the third Business Day thereafter there is a strike, lockout, or other labour disturbance affecting postal service, then the notice will not be effectively given until actually delivered:

To the Company:

Lexaria Corp.
950,1130 West Pender Street
Vancouver, BC V6E 4A4
Attention: President or CEO
Email: bossbunka@gmail.com or
jdocherty@lexariaenergy.com or
Fax: 1-604-685-1602

with a copy, which shall not constitute notice, to:

Macdonald Tuskey
Suite 400 - 570 Granville Street
Vancouver, British Columbia V6C 3H1
Attention: William Macdonald
Facsimile: 604.681.4760
Email: wmacdonald@wlmlaw.ca
To the Holder:

[name]

[address]

Facsimile: [_______________________fax number]

Email: [__________________________email address]

12.	Replacement of Debenture

12.1

Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction, or mutilation of this Debenture and (in the case of loss, theft or destruction) of an indemnity reasonably satisfactory to it, and upon surrender and cancellation of this Debenture, if mutilated, the Company will deliver a new Debenture of like tenor in lieu of this Debenture. Any Debenture delivered in accordance with the provisions of this Section 12.1 shall be dated as of the date of this Debenture.

13.	Governing Law

13.1

All questions concerning the construction, validity, enforcement and interpretation of this Debenture shall be governed by and construed and enforced in accordance with the laws of the province of British Columbia and the federal laws of Canada applicable therein, without regard to the principles of conflicts of law thereof.

14.	Waivers

14.1

The Company hereby waives presentment, demand for payment, notice of dishonour, notice of protest and all other notices or demands in connection with the delivery, acceptance, performance or default of this Debenture. No delay by the Holder in exercising any power or right hereunder shall operate as a waiver of any power or right, nor shall any single or partial exercise of any power or right preclude other or further exercise thereof, or the exercise thereof, or the exercise of any other power or right hereunder or otherwise; and no waiver whatsoever or modification of the terms hereof shall be valid unless set forth in writing by the Holder and then only to the extent set forth therein.

15.	Amendments

15.1	Subject to the provisions of the Subscription Agreement, this Debenture may not be amended without the express written consent of both the Company and the Holder.

16.	Enurement

16.1	This Debenture enures to the benefit of the Holder and its successors and permitted assigns, and is binding upon the Company and its successors.

17.	Severability

17.1

If any provision of this Debenture is invalid, illegal or unenforceable, the balance of this Debenture shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances.

18.	Next Business Day

18.1	Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

19.	Register of the Debentures

19.1

The Company shall keep a register at its executive offices and any other offices required by law wherein shall be entered the name and address of the registered holders of the Debentures and the particulars of each such Debenture.

20.	Time of the Essence

20.1	Time will be of the essence of this Debenture.

IN WITNESS WHEREOF, the Company has caused this Debenture to be duly executed by a duly authorized officer as of the date first above indicated.

LEXARIA CORP.

Per:
Authorized Signatory

Per Holder:

APPENDIX A

NOTICE OF CONVERSION

The undersigned hereby irrevocably elects to convert principal and, if applicable, any accrued but unpaid interest due under the Debenture of LEXARIA CORP. (the “Company”), into Conversion Shares according to the terms and conditions of the Debenture, as of the date written below. If Conversion Shares are to be issued in the name of a Person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto and is delivering herewith such certificates and opinions as reasonably requested by the Company in accordance therewith. No fee will be charged to the Holder for any conversion, except for such transfer taxes, if any. Capitalized terms used herein and not otherwise defined shall have the meanings set out in the Debenture.

The undersigned agrees to comply with applicable securities laws in connection with any transfer of the aforesaid Conversion Shares.

Conversion Date:

Applicable Conversion Price for Principal Amount:	US$

Principal Amount to be converted:	US$

Accrued but unpaid interest to be converted:	US$

Applicable number of Conversion Shares to be issued:

Principal Amount of Debenture unconverted:	US$

Register the Conversion Shares in the following name and address:

Signature of the Holder:

Name:

Address:

Phone Number:

Email Address: